June 1, 2009

VIA EDGAR AND FACSIMILE NUMBER (703) 813-6986

Ajay Koduri, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JumpTV Inc.
Registration Statement on Form 10
Filed April 9, 2009
File No. 000-53620

Dear Mr. Koduri:

JumpTV Inc. (“JumpTV”) submits this response to the May 8, 2009 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“Commission”) regarding the above-referenced filing on April 9, 2009 of the Registration Statement on Form 10 (the “Registration Statement”).

Many of the Commission’s comments required a response in this letter, but not necessarily a change to the Registration Statement.  If a change was made to the Registration Statement, or if no change was made, or if we disagreed with the Commission comment, it is noted in our response with appropriate explanation or justification.  In addition, we have submitted marked copies of Amendment No. 1 to the Registration Statement (the “Amendment”) to highlight the changes made in response to the Comment Letter.

This letter and the Amendment were filed by EDGAR on June 1, 2009.

We provide the following responses to the Commission’s comments.  Where the response sets forth a change that was made to the Registration Statement, new disclosure is underscored and deleted disclosure is struck through.

General

1.                                       Comment:  Please note that we will respond to your application for confidential treatment filed on April 10, 2009, Control No. 23477, in a separate letter.

Response:  On May 27, 2009, we received a letter dated May 19, 2009 from Kathleen Krebs of your office regarding our application and will respond to it per its terms within 21 days of May 27, 2009.

Registration Statement on Form 10

2.                                       Comment:  Please note that the Form 10 goes effective, by lapse of time, 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response:  We will be prepared to comply with the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended, when the Registration Statement becomes effective on June 8, 2009.

Cover Page

3.                                       Comment:  Please revise your cover page to clarify that you are only registering your common stock pursuant to Section 12(g) by writing “none” under the heading “Title of each class to be so registered” pursuant to Section 12(b).

Response:  The cover page has been so revised in the Amendment.

Item 1. Business, page 2

4.                                       Comment:  Please revise to indicate the measure whereby you determined that JumpTV is a “leading” Internet Protocol television company.

Response:  The following revisions have been made to the first paragraph on page 2 of the Amendment:

JumpTV, a corporation incorporated on January 14, 2000 under the Canada Business Corporations Act (“CBCA”) whose shares of common stock (the “Shares”) are listed on the Toronto Stock Exchange, is a leading Internet Protocol (“IP”) television company based on the number of channels that it streams, the breadth of its end-to-end enterprise IPTV solution and the expanse of its professional and college sports client base, as discussed below in this Item 1 under the headings “Products” and “Competition.”

Competition, page 4

5.                                       Comment:  To the extent known or reasonably available, please revise to indicate an estimate of the number of your competitors and your competitive position.  Please refer to Item 101(c)(x) of Regulation S-K.

Response:  Item 101(c)(x) of Regulation S-K is inapplicable to the Company.  As indicated on the cover page of the Form 10, the Company qualifies for treatment as a “smaller reporting company,” as such term is defined in Item 10(f)(1) of Regulation S-K, and accordingly has elected to fulfill its disclosure obligations under Item 1 of Form 10 by furnishing competition-related information pursuant to Item 101(h)(4)(iv).  In the last paragraph of the “Competition” section, beginning on page 4, the Company indicates that it believes it has positioned itself advantageously to compete based on the breadth of its offerings and the quality of its services.

Risk Factors, page 8

6.                                       Comment:  Please revise to include risk factor disclosure regarding your history of losses and accumulated deficit.

Response:  The following risk factor has been inserted on page 8 of the Amendment:

We have a history of significant operating losses and accumulated deficits that may materially and adversely affect the Company.

We have a history of significant operating losses and an accumulated deficit of $26.0 million as of December 31, 2008.  For the years ended December 31, 2008 and 2007, our net loss was $11.6 million and $4.5 million, respectively.  We anticipate incurring additional operating losses in the near future as we develop and deploy our network in new and existing markets, expand our services and pursue our business strategy.  Our operating losses are funded with our existing cash reserves, which may not be sufficient to fund future losses.  If we are unable to execute our business strategy and profitably grow our business, either as a result of the risks identified in this section or for any other reason, our business, prospects, financial condition and results of operations will be materially and adversely affected.

Item 2. Financial Information, page 19

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Operating Performance, page 22

7.                                       Comment:  We note that you use the term “organic” throughout your MD&A.  Please refer to the “organic increase ... in services revenue” in the fourth paragraph on page 22, the “increased organic expenses” in the fifth paragraph on page 22, and the first and third paragraphs on page 27.  Please revise to clarify what you mean by “organic” and how this term applies to revenues as well as expenses.

Response:  The following revisions have been made to the sections of the Amendment indicated below:

(Page 22)

Operating Performance

The Company uses the term “organic” to refer to period-over-period changes in its revenues and expenses, excluding the revenues and expenses of the Acquired Business.  This permits readers to better compare current year and prior year revenues and expenses, and to understand changes that have occurred, without regard to the effect of the Merger.

Revenue for fiscal 2008 was $13.4 million, up 72% from $7.8 million in fiscal 2007.  The revenue growth of $5.6 million was due to an increase in services revenue of $8.2 million and was offset by a decrease in our equipment revenue of $2.6 million.   In part, the revenue growth is due to the acquisition of the Acquired Business, which contributed $3.3 million of the growth.  The organic increase ~~(excluding the results of the Acquired Business~~) in services revenue is consistent with the increasing scope of operations.  As the number of subscribers increases, there is a cumulative effect of increasing subscriber revenue on a month over month basis.  The decrease in equipment revenue is a result of the uneven nature of this revenue stream — customers often place large single orders made to meet minimum order requirements, to manage the lead time between ordering and shipping and to minimize the related shipping costs.  The lead time on new orders is approximately 12 weeks from order to receipt.  The purchase by customers of STBs is a leading indicator of future subscriptions.

(Page 23)

The following sentence has been inserted between “Operations” and “Revenue”:

Please see the description of “organic” on page 22 under “Operating Performance.”

(Page 26)

The following sentence has been inserted between “Revenue” and “Services Revenue”:

Please see the description of “organic” on page 22 under “Operating Performance.”

8.                                       Comment:  In the fourth paragraph on page 22, you explain that part of your revenue growth is due to the “organic increase (excluding the results of the Acquired Business) in services revenue,” and this organic increase was “consistent with the increasing scope of operations.”  Also, on the top of page 27 and in the first and third paragraphs of page 27, you explain that service revenues grew due to organic growth in subscriber revenue and technology services revenue.  Please revise to disclose and discuss the reasons that explain why your services revenue increased organically as well as why your subscriber revenue and technology services revenue increased organically.  Please address, for example, what were the underlying business drivers that caused an increase in revenues.  Also, please elaborate further as to why the scope of your operations increased and revise to characterize the increase in the scope of your operations.

Response:  Please see the response to Comment Number 7 regarding changes to page 22.  The following revisions have been made to the sections of the Amendment indicated below:

(Page 26-27):

Services revenue includes revenue from subscribers, eCommerce and technology services.  Services revenue increased from $1.3 million for the year ended December 31, 2007 to $9.5 million for the year ended December 31, 2008.  The increase is a combination of the organic growth in services revenue and the effect of the Merger on October 20, 2008. The organic growth in our services revenue ~~was~~ of  $4.9 million is detailed below.  The Acquired Business comprised $3.3 million of total services revenue for the year.

Subscriber revenue increased from $0.6 million for the year ended December 31, 2007 to $7.0 million for the year ended December 31, 2008.  The increase is a combination of the growth in subscribers and the effect of the Merger on October 20, 2008. The organic growth in our subscriber revenue was $4.4 million.   The organic increase was a result of $1.4 million in revenue generated from 13 new customers and $3.0 million in revenue generated from 10 existing customers.  The increase in revenue is due to the cumulative effect of adding new users, while still retaining existing users.  This cumulative effect provides for increasing subscriber revenues as our customers expand their subscriber base.  The Acquired Business comprised $2.0 million of total subscriber revenue for the year.

eCommerce revenue increased from zero for the year ended December 31, 2007 to $0.9 million for the year ended December 31, 2008. The Acquired Business comprised all of eCommerce revenue for the year.

Technology services revenue increased from $0.7 million for the year ended December 31, 2007 to $1.6 million for the year ended December 31, 2008.  The increase is a combination of the growth in technology services revenue and the effect of the Merger on October 20, 2008. The organic growth in our technology services revenue was $0.5 million.   As new customers begin streaming video or develop their user interface, we earn technology services revenue.  The organic increase was a result of $0.1 million in revenue generated from 13 new customers and $0.4 million in revenue generated from 16 existing customers.  This revenue is recognized over the life of the contractual relationship.  The Acquired Business comprised $0.4 million of total technology services revenue for the year.

9.                                       Comment:  Similarly, in the fifth paragraph on page 22, you state that your net loss of $7.1 million was due to increased organic expenses as you expanded your operations. Please revise to more fully describe the types of expenses you incurred and analyze why your expenses increased from 2007 to 2008.

Response:  The following revisions have been made to the sections of the Amendment indicated below:

(Page 22)

Our net loss for 2008 was $11.6 million, or a loss of $0.21 per fully diluted share, compared with a net loss of $4.5 million, or a loss of $0.11 per fully diluted share, in 2007.  The increase in net loss of $7.1 million is due to increased organic expenses ~~as we expanded our operations to support new and potential clients~~ of $4.8 million, which includes $2.8 million related to increased wages and benefits and $1.0 million related to professional fees (please see page 28 for additional details), impairment of long-lived assets of $1.0 million, losses incurred in the Acquired Business of $2.2 million subsequent to October 20, 2008, stock-based compensation incurred upon closing the Merger of $1.8 million, and increased depreciation and amortization of $1.0 million, which was offset by improved organic gross margin of $2.3 million, increased investment income and foreign exchange of $0.4 million, a reduction in the equity losses of affiliate of $1.1 million and other miscellaneous items.

Results of Operations, page 26

10.                                 Comment:  In the fourth paragraph on page 27, you state that your equipment revenue fell due to a decrease in demand for your STBs by one of your significant customers. Please discuss whether you believe this decrease in STBs is a trend and explain how you are addressing this trend.  Similarly, as disclosed in the sixth paragraph on page 27, is the percent decrease in your gross margin a trend and how are you addressing this trend?

Response:  The following revisions have been made to the sections of the Amendment indicated below:

(Page 27, 4th paragraph):

Equipment revenue decreased from $6.5 million for the year ended December 31, 2007 to $3.9 million for the year ended December 31, 2008.  In 2007, two customers purchased significant quantities of STBs ($6.4 million) as they began operations in anticipation of initial demand in their customer base.  While both of these customers continued to purchase STBs in 2008, one of the customers reduced its purchases as it consumed its inventory.  The decrease in equipment revenue is a result of the uneven nature of this revenue stream; customers often place large single orders to meet minimum order requirements to manage the lead time between ordering and shipping and to minimize the related shipping costs.  The lead time on new orders is approximately 12 weeks from order to receipt.  The timing of specific orders is not consistent period over period.  We sell our STBs to customers, who in turn sell or give them to new users, and also sell directly to users.  The demand for STBs is driven by new subscribers and the level of inventory carried by our customers.  Our customers do not have the right of return on purchased STBs.  Initial orders by new customers and new users will impact the trend of STB revenues.  The Company expects STB revenue to have a much slower growth rate than services revenue.  Services revenue is recurring (monthly) revenue whereas STB revenue is only on new customers and/or subscribers.

(Page 27, 6th paragraph):

Gross margin on services increased from $1.0 million, or 75%, for the year ended December 31, 2007 to $5.0 million, or 53%, for the year ended December 31, 2008.  The increase in gross margin of $4.0 million is attributable to increased revenue ($2.8 million) and the Acquired Business ($1.2 million).  The decrease in percentage gross margin on services revenue is a result of higher costs for bandwidth due to higher usage by subscribers and the initial costs associated with new customers.

Item 7. Certain Relationships and Related Transactions, page 72

11.                                 Comment:  We note that you provide professional services or administrative corporate support to several related parties. Please revise to clearly indicate if you receive payment for such services and support and where the amounts are reflected in the financial statements. Further, you should supplement your current disclosures on pages F-20 - F-21 to provide details and amounts similar to those on pages 72-73.

Response:  The following revisions have been made to the sections of the Amendment indicated below:

(Pages 72-73)

The Company has entered into the following transactions and agreements in the normal course of operations with Mr. Wang, our Chairman and the spouse of Ms. Li, our Chief Executive Officer:

New York Islanders

The Company provides IT-related professional services to the New York Islanders, a professional hockey club owned by Mr. Wang.  The approximate dollar value ~~of~~ received for the services was $296,451, $240,000 and $240,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

Plainview Properties

The Company formerly leased its office premises in Plainview, N.Y., from Plainview Properties, a real estate company that was 100%-owned through January 2007 and 50%-owned from late January 2007 through March 2008 by Mr. Wang.  The property and the lease were acquired by an unrelated third party in March 2008.  The approximate dollar value ~~of the services~~paid to lease such premises was $170,000, $100,000 and $83,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss.

Renaissance

The Company provides IT-related professional services to Renaissance, a real estate management company owned by Mr. Wang.  The approximate dollar value ~~of~~ received for the services was $120,000 for each the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

Smile Train

The Company provides IT-related professional services to Smile Train, a public charity whose co-founder and significant benefactor is Mr. Wang.  The approximate dollar value ~~of~~ received for the services was $120,000, $108,000 and $108,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

Hawaii IPTV

Hawaii IPTV is an IPTV customer of the Company whose principals are family members of Mr. Wang.  The approximate dollar value ~~of~~ received for the services was $57,577, $44,070 and $1,800 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

TransVideo

The Company purchases a substantial portion of its goods for sale from TransVideo, an entity controlled by Mr. Wang.  STB purchases from TransVideo amounted to $2,745,000, $5,369,500 and $420,000, and transcoder licensing fees paid to TransVideo amounted to $125,000, $282,000 and $21,000, for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in cost of equipment revenue on the consolidated statement of operations and comprehensive loss.

KyLinTV

The Company provides administrative and general corporate support to KyLinTV, an IPTV service provider whose majority owner, AvantaLion, is controlled by Mr. Wang.  The approximate dollar value ~~of~~ received for the services was $1,233,353, $1,722,862 and $1,652,250 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss.

The Company recognized revenue from the above described related parties for each of the years ended December 31 as follows:

	December 31,	December 31,
	2008	2007
	$	$
New York Islanders	296,451	240,000
Renaissance	120,000	120,000
Smile Train	120,000	108,000
Hawaii	57,577	44,070
KyLinTV	920,550	—
	1,514,578	512,070

(Pages F-20 - F-21)

The Company has entered into certain transactions and agreements in the normal course of operations with related parties. Significant related party transactions are as follows:

New York Islanders Hockey Club, LP [“New York Islanders”]

The Company has a professional hockey club as a customer, which is owned by the Chairman of the Board of Directors of the Company. The Company provides IT related professional services to the New York Islanders.  The approximate dollar value received for the services was $296,451, $240,000 and $240,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

Plainview Properties, LLC [“Plainview”]

Plainview is a real estate ownership company owned by the Chairman of the Board of Directors of the Company. Plainview was 100%-owned through January 2007 and 50%-owned from late January 2007 through March 2008. The Company has leased its office premises in Plainview, N.Y., from Plainview. The property and the lease were acquired by an unrelated third party in March 2008.  The approximate dollar value paid for the services was $170,000, $100,000 and $83,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss.

Renaissance Property Associates, LLC [“Renaissance”]

Renaissance is a real estate management company owned by the Chairman of the Board of Directors of the Company. The Company provides IT related professional services to Renaissance.  The approximate dollar value received for the services was $120,000 for each of the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

The Smile Train, Inc. [“Smile Train”]

The Company has a public charity as a customer whose founder and significant benefactor is the Chairman of the Board of Directors of the Company. The Company provides IT related professional services to Smile Train.  The approximate dollar value received for the services was $120,000, $108,000 and $108,000 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

Hawaii IPTV, LLC [“Hawaii”]

The Company has an IPTV customer whose principals are family members of the Chairman of the Board of Directors of the Company.  The approximate dollar value received for the services was $57,577, $44,070 and $1,800 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in services revenue on the consolidated statement of operations and comprehensive loss.

TransVideo International, Ltd. [“Transvideo”]

The Company purchases a substantial portion of its goods for sale from TransVideo, an entity controlled by the Chairman of the Board of Directors of the Company. Set top box purchases amounted to $2,745,000 and $5,369,500 and transcoder licensing fees amounted to $125,000 and $282,000 for the years ended December 31, 2008 and 2007, respectively. Included in cost of sales is the amount incurred from TransVideo of $2,816,490 and $5,047,000 for the years ended December 31, 2008 and 2007, respectively.

KyLinTV, Inc. [“KyLinTV”]

KyLinTV is an IPTV service provider that is controlled by the Chairman of the Board of Directors of the Company. The Company also provides KyLinTV with administrative and general corporate support.  The approximate dollar value received for the services was $1,233,353, $1,722,862 and $1,652,250 for the years ended December 31, 2008, 2007 and 2006, respectively, which is included in selling, general and administrative expenses on the consolidated statement of operations and comprehensive loss.

Patstar, Inc. [“Patstar”]

On occasion, Patstar, a company controlled by the Vice-Chairman of the Board of Directors of the Company, receives reimbursement of expenditures it makes on behalf of the Company. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. As at December 31, 2008 and 2007, the Company did not have any balances due from/to Patstar. In addition, rent expense paid by Patstar of $2,596 is included as a recovery in selling, general and administrative expense for the year ended December 31, 2008.

G. Scott Paterson and Charles B. Wang

In October 2008, Mr. Paterson and Mr. Wang purchased securities from the Company, as described in note 9.

The Company recognized revenue from the above described related parties for each of the years ended December 31 as follows:

	December 31,	December 31,
	2008	2007
	$	$
New York Islanders	296,451	240,000
Renaissance	120,000	120,000
Smile Train	120,000	108,000
Hawaii	57,577	44,070
KyLinTV	920,550	—
	1,514,578	512,070

Item 6. Executive Compensation

12.                                 Comment:  You discuss in the fifth and sixth paragraphs on page 48 the short-term compensation incentives paid to your executives.  As you mention in the last sentence of the fifth paragraph on page 48, please disclose the “established objectives” against which the Company and your executives are evaluated.

Response:  The following revisions have been made to such paragraphs on page 48 of the Amendment:

Payouts, made at the end of the year, are based on how the individual and the Company performed.  Payment of the Chief Executive Officer’s bonus is at the discretion of the Compensation Committee and payment of bonuses to executives and employees is at the discretion of the Chief Executive Officer, and in each case is determined by reference to four established objectives:

•                  Growth in revenue;

•                  Cost containment;

•                  Growth in and retention of customers; and

•                  Executive achievement.

While bonuses are not linked to the Company’s achievement of specified revenue and EBITDA targets, both metrics are used as objective measures of management’s effectiveness and of the Company’s success.  Customer growth and retention similarly indicate the effectiveness of the Company’s business model and how well management serves its clients.  In assessing the executive officers’ individual performances, the CEO also weighs such qualitative factors as demonstrated leadership ability and the management and implementation of major projects and initiatives.

With respect to all four of these criteria, the CEO and the other executives met or exceeded expectations:

•                  Our revenue increased by 72%;

•                  We achieved efficiencies in Cost of goods sold and Selling, general, and administrative expenses (on a pro forma basis, which includes the revenue and expenses of the Acquired Business);

•                  We gained 13 new customers; and

•                  The Company successfully consummated the Merger and the Private Placement.

13.                                 Comment:  Also, in the sixth paragraph on page 48, you state that the payment of the short-term incentives is at the discretion of the Compensation Committee for the CEO and at the discretion of the CEO for other executives and employees.  Please explain in further detail all of the criteria, either subjective or objective, upon which the Compensation Committee and the CEO evaluate the performance of the CEO and other employees, respectively, and how the CEO and other executives performed with respect to such criteria.

Response:  This comment has been addressed through the revisions made pursuant to Comment Number 12.

14.                                 Comment:  On page 49 you explain that options were granted based on each individual’s salary, responsibility, performance, and prior grants.  In future filings, please explain in greater detail and provide more analysis as to how each NEO’s salary, responsibility, performance, and prior grants were weighed, considered, and factored into awarding him or her a certain number options.

Response:  In future filings, we will explain in greater detail and provide more analysis as to how each NEO’s salary, responsibility, performance, and prior grants were weighed, considered, and factored into awarding him or her a certain number of options.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 74

15.                                 Comment:  Please provide the disclosure required by Item 201 (a)(2) of Regulation S-K regarding your common stock.

Such disclosure was provided in Item 9 beneath the table in the section captioned “Market Information.” However, we have revised the amount from 28,470,431 to 28,422,039 to exclude 48,392 SARs (which were inadvertently included in the initial filing).

Consolidated Balance Sheets, page F-5

16.                                 Comment:  We note your significant deferred revenue balance at December 31, 2008.  Please revise your footnotes to add an accounting policy for deferred revenue.  In this regard, it is unclear from your disclosures in your revenue recognition footnote to what specifically the deferred revenue relates and the period of time that it will ultimately be recognized.

Response:  The language under the heading “Revenue recognition” in Note 2 of the Consolidated Financial Statements, beginning with the fifth paragraph, has been revised as follows to incorporate explanations on deferred revenue:

JumpTV earns revenue as follows:

[i] Subscriber Revenue:

Subscriber revenue

Subscriber revenue consists of recurring revenue based on subscriber usage, bandwidth usage fees for the JumpTV infrastructure and/or technology usage fees based on the number of subscribers.  The subscriber revenue is typically generated on a monthly, quarterly or annual basis and can be either a fixed fee per user or a variable fee measured by bandwidth use or as a percentage of end user pricing.  Revenue is recognized over the term of the subscription.  The Company defers the appropriate portion of cash received for which services have not yet been rendered and recognizes the revenue over the term of the subscription, which is generally between thirty days and one year.  Pay-per-view revenues are deferred and recognized in the period when the content is viewed.

eCommerce revenue

eCommerce revenue consists of JumpTV services provided to its content providers which include software applications for merchandising (i.e. sale of merchandise), ticketing for a content provider’s events and management of a content provider’s donor efforts.  Included in eCommerce revenue is advertising revenue earned through the insertion of ~~internet~~ advertising impressions on websites and in streaming video at a cost per thousand impressions.  Advertising revenue is recognized ~~as~~ based on the ~~service is performed~~ number of impressions displayed (“served”) during the period.  Deferred revenue for eCommerce represents the timing difference between collection of advertising revenue and when the advertisements are served, which is typically between thirty and ninety days.

Technology services revenue

Technology services revenue consists of the set up and maintenance services JumpTV provides related to our technology such as website (internet) or console (STB) design, user interface optimization and streaming configuration.  Included in technology services revenue is the licensing of the technology required to convert, compress and transmit video signals to our content distribution network and ultimately to end users.  Revenue is recognized as the service is performed.  Deferred revenue on technology fees is as follows:

[i] Set up fees are deferred at the beginning of the service period and recognized over the term of the arrangement, which is generally three to five years.

[ii] Maintenance fees are deferred at the beginning of the maintenance period and are recognized in revenue over the term of the maintenance service, which is generally one year.

[iii] Licensing fees for software are deferred at the beginning of the service period and recognized over the term of the arrangement, which is generally three to five years.

Consolidated Statements of Operations and Comprehensive Loss, page F-6

17.                                 Comment:  It appears that the caption “Cost of Sales-Services revenue” excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue.  If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from the caption “Cost of Sales-Services revenue.”

Response:  The presentation has been revised as follows:

Cost of Sales
Services revenue	4,519,062	325,097
Equipment revenue	3,120,087	5,179,157
Total Cost of Sales, exclusive of depreciation and amortization shown separately below	7,639,149	5,504,254
	5,804,190	2,306,457

2.                                      Basis of Presentation and Significant Accounting Policies

Revenue Recognition

[i] Subscriber Revenue, page F-l0

18.                                 Comment:  Please revise your disclosure to provide more details of your accounting for advertising revenue for eCommerce services.  Further, tell us why you believe your accounting policy is appropriate with reference to the appropriate accounting literature.

Response:  Please refer to the revisions made in response to Comment Number 16.

19.                                 Comment:  We note that included in your “technology services revenue is the licensing of the technology required to convert, compress....to end users.”  Tell us in detail about your licensing arrangements including their terms, how you recognize the revenue and your basis in the accounting literature.  In this regard, we note your general disclosure for technology services that revenue is recognized as the service is performed.

Response:  We license software from a third party to convert, compress and transmit video signals to our content distribution network and ultimately to end users.  This license is valid for a fixed period of time.  We sublicense this software and recognize the revenue (and defer the cost) over the term of the contract with our customer.  In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), we recognize revenue as the service is performed, being the term of the contract.

[ii] Equipment Revenue, page F-11

20.                                 Comment:  Tell us how you consider returns in your accounting policy for the sale of set-top boxes.

Response:  We sell our set top boxes to customers with no right of return.  In accordance with SAB 104, the sale of set top boxes meets the four revenue recognition criteria:  persuasive evidence of an arrangement exists; delivery has occurred or when risk of ownership has passed; the fee is fixed or determinable; and collectability is probable.

Deferred transcoder costs, page F-13

21.                                 Comment:  We note that your deferred transcoder costs represent the unamortized costs of licensing fees.  Provide us with more details of the balances deferred as of each balance sheet date and what comprises the transcoder costs.  Tell us how the licensing arrangements are structured with third parties and why you believe your accounting is appropriate.  Refer to your basis in the accounting literature.

Response:  At each balance sheet date, we calculate the remaining deferred costs based on the remaining contract period.  Deferred transcoder costs are initially deferred as they are paid and are amortized evenly over the life of the contract.  The deferral of the revenue and the deferral of cost ensures a matching of revenues and costs over the life of the contract.  These costs are amortized over the term of the contract to match the recognition of the technology revenues that are also recognized as revenue over the term of the contract.  These costs are included in “Other Assets” on the Company’s consolidated balance sheet.  The balance related to deferred transcoder costs is approximately $257,000.  The policy used to account for deferred transcoder costs is consistent with the revenue recognition policy described in the response to Comment Number 19.

14.                               Commitments and Contingencies, page F-33

22.                                 Comment:  Please revise to separately present your future minimum lease payments from your payments to channel partners, as required by paragraph 16 b. of SFAS 13.

Response:  The table under the heading “Commitments” has been revised to add two new columns as follows:

	Content Partners	Equipment and Operating Leases	Total
	$	$	$
2009	2,637,392	2,293,889	4,931,281
2010	1,824,152	1,160,720	2,984,872
2011	908,239	588,350	1,496,589
2012	835,000	489,485	1,324,485
2013	530,000	510,023	1,040,023
Thereafter	—	591,552	591,552
	6,734,783	5,634,019	12,368,802

Pro Forma Consolidated Statement of Operations, page F-112

23.                                 Comment:  We note that the amounts presented for services revenue and equipment revenue in the column “1/1-12/31 JumpTV Business” does not reconcile to the amounts presented in the consolidated statements of operations and comprehensive loss on page F-6.  In this regard, services revenue is $9.5 million on page F-6 while it is $3.9 million on page F-112.  Please revise.

Response:  While the financial statements were correct, there was a transposition error in the pro forma income statement.  The pro forma income statement has been revised as follows:

	1/1 - 12/31
	JumpTV	Acquired	Pro Forma		Pro Forma
	Business	Business	Adjustments		Total
For the fiscal year ended December 31, 2008	$	$	$	Notes	$

Revenue
Services revenue	9,542,689	12,265,421	0		21,808,110
Equipment revenue	3,900,650	0	0		3,900,650
Total Revenue	13,443,339	12,265,421	0		25,708,760

* * *

We have also amended portions of the disclosure regarding certain of our compensation plans to reflect amendments approved at our annual and special meeting of shareholders on May 13, 2009.

Attached is a written statement from JumpTV to the Commission acknowledging that:  (i) JumpTV is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) JumpTV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact Frank Lee at (212) 297-5825 or me at (516) 622-8376.  Thank you.

Very truly yours,

/s/ Roy E. Reichbach

Roy E. Reichbach
General Counsel

cc:                                 Frank Lee, Esq.

ACKNOWLEDGEMENT

In connection with the response by JumpTV Inc. (“JumpTV”) to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated May 8, 2009, addressed to Nancy Li, Chief Executive Officer of JumpTV, regarding the Registration Statement on Form 10 filed by JumpTV on April 9, 2009 (File No. 000-53620), JumpTV hereby acknowledges as follows:

(i) JumpTV is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii) JumpTV may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of June 1, 2009.

JUMPTV INC.

By:	/s/ Roy E. Reichbach
Name: Roy E. Reichbach
Title: General Counsel